Exhibit 99.1

Hexindai Opens Sales Call Center in Hefei

BEIJING, CHINA, March 13, 2018 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it has opened a sales call center in Hefei, Anhui Province.

The call center was established to help facilitate first-time investments made by registered investors on the Company’s platform and increase retention rates among existing investors. The call center will also maintain contact with active investors to facilitate the investment of any funds on their accounts that have yet to be invested. Hexindai expects to expand the sales team to a total of 40 employees in 2018.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “Our new sales call center is expected to help us increase conversion among our registered investor base as well as facilitate further investments from existing investors. These initiatives are all part of our broader strategy to increase engagement with our investor base which also includes the launch of our investor education seminars last quarter. By engaging more actively with our investor base, we hope to not only increase total loan volumes facilitated on our platform, but to also increase investor loyalty through investor education and outreach. I am confident that these initiatives will further increase trust in our platform and generate sustainable long-term value for our shareholders.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capabilities combining its online platform with an extensive offline network, and an advanced risk management system which is further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, Hexindai supports a higher customer satisfaction rate and has experienced rapid growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86 10 5370 9902 ext. 849

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com